SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on December 11, 2009, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Diedrich with the SEC on December 31, 2009, January 11, 2010, January 14, 2010, January 28, 2010 and February 8, 2010, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), through its wholly owned subsidiary, Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the SEC on December 11, 2009 (as amended or supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized term used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph in the subheading entitled “Background of the Offer”:

On March 9, 2010, GMCR issued a press release announcing that in accordance with the terms of the Merger Agreement, Purchaser has extended the Offer until 12:00 midnight Eastern Time on Monday, April 5, 2010 (one minute after 11:59 p.m., Eastern Time, on April 5, 2010), unless further extended. The Offer was previously scheduled to expire at 12:00 midnight Eastern Time on March 8, 2010 (one minute after 11:59 p.m., Eastern Time, on March 8, 2010).

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

Further Extension of Offer Period

On March 9, 2010, GMCR issued a press release announcing that in accordance with the terms of the Merger Agreement, Purchaser has extended the Offer until 12:00 midnight Eastern Time on Monday, April 5, 2010 (one minute after 11:59 p.m., Eastern Time, on April 5, 2010), unless further extended. The Offer was previously scheduled to expire at 12:00 midnight Eastern Time on March 8, 2010 (one minute after 11:59 p.m., Eastern Time, on March 8, 2010). In order to reflect the extension of the Offer, all references to “March 8, 2010” as the date the Offer expires in the Schedule 14D-9 are hereby replaced, as appropriate, with “April 5, 2010.”

The full text of the press release issued by GMCR on March 9, 2010 announcing the extension of the Offer is filed as Exhibit  (a)(12) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description

(a)(12)	Press Release issued by GMCR on March 9, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2010

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	President and Chief Financial Officer